Exhibit 4.11

Execution Copy

AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

THIS AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this “Agreement”) is entered into as of September 28, 2010 (the “Effective Date”), by and among:

1.             LightInTheBox Holding Co., Ltd., an exempted company organized under the Laws of the Cayman Islands (the “Company”),

2.             each of the individuals and their respective holding company listed on Schedule A-1 attached hereto (each such individual, a “Founder” and collectively, the “Founders”, each such holding company, a “Founder Holding Entity” and collectively, the “Founder Holding Entities”),

3.             each of the individuals and their respective holding company listed on Schedule A-2 attached hereto (each such individual, an “Angel” and collectively, the “Angels”, each such holding company, a “Angel Holding Entity” and collectively, the “Angel Holding Entities”),

4.             Ceyuan Ventures II, L.P. and Ceyuan Ventures Advisors Fund II, LLC. (collectively, the “Ceyuan Investors”),

5.             GSR Ventures III, L.P. and Banean Holdings Ltd (collectively, the “GSR Investors”), and

6.             Trustbridge Partners III, L.P. (“TBP”, together with the Ceyuan Investors and GSR Investors, the “Investors”).

Each of the parties listed above referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used herein without definition shall have the meanings set forth in the Shareholders Agreement (as defined below).

RECITALS

A.            The Investors have agreed to purchase from the Company, and the Company has agreed to sell to the Investors, certain Series C Preferred Shares (as defined below) of the Company on the terms and conditions set forth in the Series C Preferred Share Purchase Agreement entered into concurrently with this Agreement by and among the Company, the Founders, the Founder Holding Entities, the Investors, and certain other parties thereto (the “Purchase Agreement”).

B.            The Company, the Founders, the Angels, and certain Investors entered into a Right of First Refusal and Co-sale Agreement dated June 26, 2009 (the “Prior Agreement”).

C.            The Purchase Agreement provides that the amendment and restatement of the Prior Agreement by the execution and delivery of this Agreement shall be a condition precedent to the consummation of the transactions contemplated under the Purchase Agreement.

D.            The Parties hereto, representing all of the parties to the Prior Agreement, desire to amend and restate the Prior Agreement by entering into this Agreement on the terms and conditions set forth herein, which shall amend, restate, supersede and replace in its entirety the Prior Agreement.

E.             The Parties desire to enter into this Agreement and make the respective representations, warranties, covenants and agreements set forth herein on the terms and conditions set forth herein.

WITNESSETH

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties intending to be legally bound hereto hereby agree as follows:

1.             Definitions.

1.1          The following terms shall have the meanings ascribed to them below:

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person. In the case of an Investor, the term “Affiliate” also includes (v) any shareholder of the Investor, (w) any of such shareholder’s or Investors’ general partners or limited partners, (x) the fund manager managing such shareholder or Investor (and general partners, limited partners and officers thereof) and (y) trusts controlled by or for the benefit of any such Person referred to in (v), (w) or (x).

“Business Day” means any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks are required or authorized by law to be closed in the PRC.

“Board” or “Board of Directors” means the board of directors of the Company.

“Charter Documents” means, with respect to a particular legal entity, the articles of incorporation, certificate of incorporation, memorandum of association, articles of association, bylaws, articles of organization, certificate of formation, limited liability company agreement, operating agreement, or similar or other constitutive, governing, or charter documents, or equivalent documents, of such entity.

“Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided, that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

“Equity Securities” means, with respect to any Person that is a legal entity, any and all shares of capital stock, membership interests, units, profits interests, ownership interests, equity interests, registered capital, and other equity securities of such Person, and any right, warrant, option, call, commitment, conversion privilege, preemptive right or other right to acquire any of the foregoing, or security convertible into, exchangeable or exercisable for any of the foregoing, or any contract providing for the acquisition of any of the foregoing.

“Governmental Authority” means any government of any nation or any federation, province or state or any other political subdivision thereof; any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the PRC or any other country, or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization.

“Governmental Order” means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority.

“Group Company” means each of the Company, and its Subsidiaries, except for Lanting Jishi (Beijing) Technology, Co., Ltd., and “Group” refers to all of Group Companies collectively.

“IPO” means the first firm underwritten registered public offering by the Company of its Ordinary Shares pursuant to a Registration Statement that is filed with and declared effective by either the Commission under the Securities Act or another Governmental Authority for a public offering in a jurisdiction other than the United States, including a Qualified IPO.

“Law” or “Laws” means any and all provisions of any applicable constitution, treaty, statute, law, regulation, ordinance, code, rule, or rule of common law, any governmental approval, concession, grant, franchise, license, agreement, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, in each case as amended, and any and all applicable Governmental Orders.

“Memorandum and Articles” means the Memorandum of Association of the Company and the Articles of Association of the Company, as each may be amended and/or restated from time to time.

“Ordinary Share Equivalents” means any Equity Security which is by its terms convertible into or exchangeable or exercisable for Ordinary Shares, including without limitation, the Preferred Shares.

“Ordinary Shares” means the Company’s ordinary shares, par value US$1/15000 per share.

“Person” means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity.

“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region (“Hong Kong”), the Macau Special Administrative Region and the islands of Taiwan.

“Preferred Holder” means a holder of Preferred Shares.

“Preferred Shares” means collectively, the Series A Preferred Shares, the Series B Preferred Shares, and the Series C Preferred Shares.

“Qualified IPO” has the meaning given to such term in the Memorandum and Articles.

“Shareholders Agreement” means the second amended and restated shareholders agreement entered into by and among the Company, the Investors, the Founders, the Founder Holding Entities and the other parties thereto concurrently with this Agreement.

“Restricted Share Agreement” means the second amended and restated restricted share agreement entered into by and among the Company, the Investors, the Founders, the Founder Holding Entities and the other parties thereto concurrently with this Agreement.

“Series A Preferred Shares” means the Series A Preferred Shares of the Company, par value US$1/15000 per share, with the rights and privileges as set forth in the Memorandum and Articles.

“Series B Preferred Shares” means the Series B Preferred Shares of the Company, par value US$1/15000 per share, with the rights and privileges as set forth in the Memorandum and Articles.

“Series C Preferred Shares” means the Series C Preferred Shares of the Company, par value US$1/15000 per share, with the rights and privileges as set forth in the Memorandum and Articles.

“Subsidiary” means, with respect to any given Person, any other Person that is Controlled directly or indirectly by such given Person.

“Transaction Documents” has the meaning given to such term in the Purchase Agreement.

1.2          Other Defined Terms.  The following terms shall have the meanings defined for such terms in the Sections set forth below:

Agreement	Preamble

Additional Transfer Notice	2.3(i)

Angel	Preamble

Angel Holding Entity	Preamble

Angel Transferor	2.2(i)

Arbitration Notice	5.5(i)

Ceyuan Investors	Preamble

Competitor	3

Company	Preamble

Company First Refusal Period	2.2(ii)

Co-Sale Notice	2.4(i)

Co-Sale Right Holder	2.4(i)

Co-Sale Right Period	2.4(i)

Dispute	5.5(i)

Effective Date	Preamble

Exercising Shareholder	2.3(ii)

Founder	Preamble

Founder Holding Entity	Preamble

Founder Transferor	2.2(i)

GSR Investors	Preamble

HKIAC	5.5(ii)

HKIAC Rules	5.5(ii)

Investors	Preamble

Offered Shares	2.2(i)

Option Period	2.3(i)(a)

Party	Preamble

Permitted Transferee	2.6

Principal Tribunal	5.5(ix)(1)

Pro Rata Share	2.3(i)(b)

Purchase Agreement	Recitals

Remaining Shares	2.3(i)

Required Consents	2.1(i)

TBP	Preamble

Transfer	2.1(i)

Transferor	2.2(i)

Transfer Notice	2.2(i)

1.3          Interpretation.  For all purposes of this Agreement, except as otherwise expressly herein provided, (i) the terms defined in this Section 1 shall have the meanings assigned to them in this Section 1 and include the plural as well as the singular, (ii) all accounting terms not otherwise defined herein have the meanings assigned under the applicable accounting standards, (iii) all references in this Agreement to designated “Sections” and other subdivisions are to the designated Sections and other subdivisions of the body of this Agreement, (iv) pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms, (v) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision, (vi) all references in this Agreement to designated Schedules, Exhibits and Appendices are to the Schedules, Exhibits and Appendices attached to this Agreement, (vii) references to this Agreement, and any other document shall be construed as references to such document as the same may be amended, supplemented or novated from time to time, (viii) the term “or” is not exclusive, (ix) the term “including” will be deemed to be followed by “, but not limited to,” (x) the terms “shall,” “will,” and “agrees” are mandatory, and the term “may” is permissive, (xi) the phrase “directly or indirectly” means directly, or indirectly through one or more intermediate Persons or through contractual or other arrangements, and “direct or indirect” has the correlative meaning, (xii) the expressions “Investor”, “Founder” and “Founder Holding Entities” shall, unless the context prohibits, include their respective successors, permitted transferees and assigns and any Persons deriving title under them, and (xiii) the term “voting number” refers to the number of votes attributable to the Shares (on an as-converted basis) in accordance with the terms of the Memorandum and Articles, (xiv) the headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

2.             Restriction on Transfers; Rights of First Refusal and Co-Sale Rights; Drag-along Rights

2.1          Restriction on Transfers.

(i)             Founders and Founder Holding Entities.  Subject to Section 2.6 below, no Founder or Founder Holding Entity of any Founder, regardless of such Founder’s employment status with the Company, shall directly or indirectly sell, assign, transfer, pledge, hypothecate, or otherwise encumber or dispose of in any way or otherwise grant any interest or right with respect to (“Transfer”) all or any part of any interest in any Equity Securities of the Company now or hereafter owned or held by such Founder or Founder Holding Entity, prior to the IPO without the prior written consents (collectively, the “Required Consents”) of (i) the holders of a two thirds majority of the voting power of the outstanding Preferred Shares (voting together as an single class and on an as-converted basis) and (ii) a majority of the Board respectively; provided that in any case, if the price of Transfer per share thereof is less than the purchase price per share of the Series C Preferred Shares (adjusted for share splits, share dividends, recapitalizations or other similar events), then such Transfer shall require the prior written consent of holders of a majority of outstanding Series C Preferred Shares.

(ii)           Prohibited Transfers Void.  Any Transfer of Equity Securities not made in compliance with this Agreement or any applicable Restricted Share Agreement shall be null and void as against the Company, shall not be recorded on the books of the Company and shall not be recognized by the Company.

(iii)          No Indirect Transfers.

(a)            Each Founder and Founder Holding Entity agrees that the transfer restrictions set forth in this Agreement shall not be capable of being avoided by any of them by the holding of the Equity Securities of the Company indirectly through another Person (including a Founder Holding Entity) or by the issuance of any Equity Securities by any such Person (including a Founder Holding Entity). Each Founder and each Founder Holding Entity of such Founder furthermore agrees that, subject to Section 2.6 below, so long as such Founder is bound by this Agreement, the Transfer, sale or issuance of any Equity Securities of any Founder Holding Entity of such Founder prior to the IPO without the Required Consents shall be prohibited, and such Founder and each such Founder Holding Entity agrees not to make, cause or permit any Transfer, sale or issuance of any Equity Securities of such Founder Holding Entity prior to the IPO without the Required Consents. Any purported Transfer, sale or issuance of any Equity Securities of any Founder Holding Entity in contravention of this Agreement shall be void and ineffective for any and all purposes and shall not confer on any transferee or purported transferee any rights whatsoever, and no Founder Holding Entity shall recognize any such Transfer, sale or issuance.

(b)            Each Angel and Angel Holding Entity agrees that any Transfer by him/it of all or any part of any interest in any Equity Securities of the Company now or hereafter owned or held by such Angel or Angel Holding Entity, shall be made in compliance with Sections 2.2, 2.3 and 2.4 of this Agreement, and shall not be capable of being avoided by any of them by the holding of the Equity Securities of the Company indirectly through another Person (including An Angel Holding Entity) or by the issuance of any Equity Securities by any such Person (including an Angel Holding Entity). Each Angel and each Angel Holding Entity of such Angel furthermore agrees that, the Transfer, sale or issuance of any Equity Securities of any Angel Holding Entity of such Angel prior to the IPO in contravention of this Agreement shall be prohibited, and such Angel and each such Angel Holding Entity agrees not to make, cause or permit any Transfer, sale or issuance of any Equity Securities of such Angel Holding Entity prior to the IPO in contravention of this Agreement. Any purported Transfer, sale or issuance of any Equity Securities of any Angel Holding Entity in contravention of this Agreement shall be void and ineffective for any and all purposes and shall not confer on any transferee or purported transferee any rights whatsoever, and no Angel Holding Entity shall recognize any such Transfer, sale or issuance.

(iv)           Performance.  Each Founder irrevocably agrees to cause and guarantee the performance by each of such Founder’s Founder Holding Entities of all of their respective covenants and obligations under this Agreement, the Shareholders Agreement, and the Restricted Share Agreement. Each Angel irrevocably agrees to cause and guarantee the performance by each of such Angel’s Angel Holding Entities of all of their respective covenants and obligations under this Agreement and the Shareholders Agreement.

(v)            Cumulative Restrictions. For purposes of clarity, the restrictions on transfer set forth in this Agreement are cumulative with, and in addition to, the restrictions set forth in the Restricted Share Agreement and not in lieu thereof. Notwithstanding anything to the contrary contained herein, in no event may a Founder or Founder Holding Entity Transfer any Restricted Shares (as defined in the Restricted Share Agreement) not in compliance with the Restricted Share Agreement.

2.2          Company’s Right of First Refusal

(i)             Transfer Notice.  Subject to Section 2.6, if (a) any Founder or Founder Holding Entity (the “Founder Transferor”), to the extent the Required Consents are given pursuant to Section 2.1, or (b) any Angel or Angel Holding Entity (the “Angel Transferor”, together with the Founder Transferor, a “Transferor” collectively), proposes to sell any Ordinary Shares of the Company to one or more third parties, then the Transferor shall give the Company and each Preferred Holder written notice of the Transferor’s intention to make the Transfer (the “Transfer Notice”), which shall describe in reasonable detail the proposed sale or transfer including, without limitation, the number of Ordinary Shares to be sold or transferred (the “Offered Shares”), the nature of such sale or transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee.

(ii)           Company’s Option.  The Company shall have the right, exercisable upon written notice to the Transferor and each Preferred Holder, within ten (10) days after receipt of the Transfer Notice (the “Company First Refusal Period”), with (i) the prior written consent of holders of a majority of the voting power of the outstanding Preferred Shares (voting together as an single class and on an as-converted basis) and (ii) six (6) directors out of a Board composed of eight (8) directors respectively, to elect to purchase all or any part of the Offered Shares at the same price as described in the Transfer Notice and subject to the same material terms and conditions as described in the Transfer Notice (if any). The Company may exercise such purchase option and purchase all or any portion of the Offered Shares by notifying the Transferor in writing before expiration of such ten (10) day period as to the number of shares that it wishes to purchase.  If the Company gives the Transferor notice that it desires to purchase such shares, then payment for the Offered Shares shall be made by check or wire transfer, against the delivery of the Offered Shares to be purchased at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than ten (10) days after the delivery to the Company of the Transfer Notice.

2.3          Preferred Holder’s Rights of First Refusal.

(i)             Option of Preferred Shareholders. To the extent the Company fails, is disapproved or declines to purchase any or all of the Offered Shares of the Transferor by exercising its right under Section 2.2 within the Company First Refusal Period, the remaining Offered Shares of the Transferor shall be subject to the right of the Preferred Holders pursuant to this Section 2.3. Within five (5) days following the expiration of the Company First Refusal Period, or if earlier, the date when the Company indicates its declination to purchase all, or a portion of, the Offered Shares, the Transferor shall give each Preferred Holder an “Additional Transfer Notice” that shall include all of the information required in a Transfer Notice and shall additionally identify the Offered Shares of the Transferor that the Company has declined or failed to purchase (the “Remaining Shares”).

(a)            Each Preferred Holder shall have an option for a period of ten (10) days following receipt of the Additional Transfer Notice (the “Option Period”) to elect to purchase all or any portion of its respective Pro Rata Share of the Remaining Shares at the same price and subject to the same material terms and conditions (if any) as described in the Additional Transfer Notice, by notifying the Transferor and the Company in writing before expiration of the Option Period as to the number of such Remaining Shares that it wishes to purchase.

(b)           For the purposes of this Section 2.3(i), a Preferred Holder’s “Pro Rata Share” of the Offered Shares shall be equal to (i) the total number of Remaining Shares, multiplied by (ii) a fraction, the numerator of which shall be the aggregate number of Ordinary Shares held by such Preferred Holder on the date of the Additional Transfer Notice (including all Preferred Shares held by such Preferred Holder on an as-converted to Ordinary Share basis) and the denominator of which shall be the total number of Ordinary Shares held by all Preferred Holders on such date (including all Preferred Shares held by such Preferred Holders on an as-converted to Ordinary Share basis).

(ii)           Procedure. If any Preferred Holder gives the Transferor notice that it desires to purchase Remaining Shares, then payment for the Remaining Shares to be purchased shall be by check (if agreeable to the Transferor), or by wire transfer in immediately available funds of the appropriate currency, against delivery of such Remaining Shares to be purchased, at a place agreed to by the Transferor, the Company and all the Preferred Holders exercising their rights of first refusal (the “Exercising Shareholders”) and at the time of the scheduled closing therefor, but if they cannot agree, then at the principal offices of the Company on the 30th day after the Company’s receipt of the Additional Transfer Notice, unless such notice contemplated a later closing date with the prospective third party transferee.  The Transferor shall have the right to terminate or withdraw any Transfer Notice and any intent to transfer Offered Shares at any time, whether or not the Company or any Preferred Holder has elected to purchase under Section 2.2 any Offered Shares or under this Section 2.3 any Remaining Shares offered thereby.

(iii)         Purchase Price. The purchase price for the Remaining Shares to be purchased by the Exercising Shareholders will be the price set forth in the Additional Transfer Notice, but will be payable as set forth in Section 2.3(ii) above.  If the purchase price in the Additional Transfer Notice includes consideration other than cash, the cash equivalent value of such non-cash consideration shall be as determined and approved by the Board in good faith, which determination will be binding upon the Company, the Exercising Shareholder(s) and the Founder Transferor, absent fraud or error.

2.4          Right of Co-Sale.

(i)            (a)  Subject to Section 2.6, to the extent any Preferred Holder does not exercise its respective rights of first refusal as to any of the Equity Securities proposed to be sold by any Founder Transferor pursuant to Section 2.3, then (x) each Preferred Holder that did not exercise its right of first refusal pursuant to Section 2.3 with respect to such Remaining Shares, and (y) each Founder or Founder Holding Entity who is not the Transferor, or

(b)  to the extent any Preferred Holder does not exercise its respective rights of first refusal as to any of the Equity Securities proposed to be sold by any Angel Transferor pursuant to Section 2.3, then each Preferred Holder that did not exercise its right of first refusal pursuant to Section 2.3 with respect to such Remaining Shares, shall have the right to participate in such sale of Offered Shares to one or more third party transferees or purchasers other than any sale of Offered Shares to the Company, at the same purchase price and subject to the same terms and conditions (if any) as set forth in the Transfer Notice, exercisable in each case upon written notice to the Transferor, the Company, each other Preferred Holder, and, if applicable, each other Founder or Founder Holding Entity (the “Co-Sale Notice”) within ten (10) days following the expiration of Option Period (the “Co-Sale Right Period”) (such Preferred Holder, the “Preferred Co-Sale Right Holder”, and, if applicable, each other Founder or Founder Holding Entity provided in this Section 2.4(i), the “Founder Co-Sale Right Holder”, together with the Preferred Co-Sale Right Holder, a “Co-Sale Right Holder” collectively). Such Co-Sale Right Holder’s notice to the Transferor shall indicate the number of Equity Securities the Co-Sale Right Holder wishes to sell under its right to participate. To the extent one or more Co-Sale Right Holders exercise such right of participation in accordance with the terms and conditions set forth below, the number of Remaining Shares of the Company that the Transferor may sell in the Transfer shall be correspondingly reduced proportionally.

(ii)           In case of a transfer proposed by a Founder Transferor,

(a)  the total number of Equity Securities that each Preferred Co-Sale Right Holder may elect to sell shall be equal to the product of (x) the aggregate number of the remaining Offered Shares being transferred after giving effect to the exercise or waiver of all rights of first refusal pursuant to Section 2.2 and Section 2.3 hereof, multiplied by (y) a fraction, the numerator of which is the number of Ordinary Shares (including Preferred Shares on an as-converted to Ordinary Share basis) owned by such Preferred Co-Sale Right Holder on the date of the Co-Sale Notice and the denominator of which is the total number of Ordinary Shares (including Preferred Shares on an as-converted to Ordinary Share basis) owned by the Founder Transferor and all Preferred Co-Sale Right Holders on the date of the Co-Sale Notice.

(b)  the total number of Equity Securities that each Founder Co-Sale Right Holder may elect to sell shall be equal to the product of (x) the aggregate number of the remaining Offered Shares being transferred after giving effect to the exercise or waiver of all rights of first refusal pursuant to Section 2.2 and Section 2.3 hereof and all rights of co-sale pursuant to Section 2.4(ii)(a) above, multiplied by (y) a fraction, the numerator of which is the number of Ordinary Shares owned by such Founder Co-Sale Right Holder on the date of the Co-Sale Notice and the denominator of which is the total number of Ordinary Shares owned by the Founder Transferor and all Founder Co-Sale Right Holders on the date of the Co-Sale Notice.

(iii)          In case of a transfer proposed by an Angel Transferor, the total number of Equity Securities that each Preferred Co-Sale Right Holder may elect to sell shall be equal to the product of (a) the aggregate number of the remaining Offered Shares being transferred after giving effect to the exercise or waiver of all rights of first refusal pursuant to Section 2.2 and Section 2.3 hereof, multiplied by (b) a fraction, the numerator of which is the number of Ordinary Shares (including Preferred Shares on an as-converted to Ordinary Share basis) owned by such Preferred Co-Sale Right Holder on the date of the Co-Sale Notice and the denominator of which is the total number of Ordinary Shares (including Preferred Shares on an as-converted to Ordinary Share basis) owned by the Angel Transferor and all Preferred Co-Sale Right Holders on the date of the Co-Sale Notice.

(iv)          Each Co-Sale Right Holder shall effect its participation in the sale by promptly delivering to the Transferor for transfer to the prospective purchaser one or more certificates, properly endorsed for transfer, which represent the type and number of Equity Securities which such Co-Sale Right Holder elects to sell; provided, however that if the prospective third party purchaser objects to the delivery of Ordinary Share Equivalents in lieu of Ordinary Shares, such Co-Sale Right Holder shall only deliver Ordinary Shares (and therefore shall convert any such Ordinary Share Equivalents into Ordinary Shares) and certificates corresponding to such Ordinary Shares, and the Company shall effect any such conversion concurrent with the actual transfer of such shares to the purchaser and contingent on such transfer.

(v)           The share certificate or certificates that a Co-Sale Right Holder delivers to the Transferor pursuant to this Section 2.4(v) shall be transferred to the prospective purchaser in consummation of the sale of the Equity Securities pursuant to the terms and conditions specified in the Transfer Notice, and the Transferor shall concurrently therewith remit to such Co-Sale Right Holder that portion of the sale proceeds to which such Co-Sale Right Holder is entitled by reason of its participation in such sale.

(vi)          To the extent that any prospective purchaser prohibits the participation of a Co-Sale Right Holder in a proposed Transfer or otherwise refuses to purchase shares or other securities from a Co-Sale Right Holder, the Transferor shall not sell to such prospective purchaser any Offered Shares unless and until, simultaneously with such sale, the Transferor shall purchase from such Co-Sale Right Holder such shares or other securities that such Co-Sale Right Holder would otherwise be entitled to sell to the prospective purchaser pursuant to its co-sale rights for the same consideration and on the same terms and conditions as the proposed transfer described in the Transfer Notice.

2.5          Non-Exercise of Rights.

(i)            Subject to any applicable Restricted Share Agreement, to the extent that there are any Offered Shares not purchased by the Company in accordance with Section 2.2, and to the extent that there are any Remaining Shares not purchased by the Preferred Holders in accordance with Section 2.3, and subject to the right of the Co-Sale Right Holders to exercise their rights to participate in the sale of the relevant remaining Offered Shares within the time periods specified in Section 2.4, the Transferor shall have a period of ninety (90) days from the expiration of such rights specified in Section 2.2 and Section 2.3 in which to sell the remaining Offered Shares to the third party transferee identified in the Transfer Notice upon the terms and conditions (including the purchase price) no more favorable to the purchaser than specified in the Transfer Notice, so long as any such sale is effected in accordance with any applicable securities Laws. The Parties agree that each such transferee, prior to and as a condition to the consummation of any sale, shall execute and deliver to the Parties documents and other instruments assuming the obligations of such Transferor under this Agreement, the Shareholders Agreement and if applicable, the Restricted Share Agreement with respect to the remaining Offered Shares.

(ii)           In the event the Transferor does not consummate the sale or disposition of any remaining Offered Shares within ninety (90) days from the expiration of the rights of the Company under Section 2.2, rights of the Preferred Holders under Section 2.3, and the rights of the Co-Sale Right Holders under Section 2.4, as the case may be, such rights shall be re-invoked and shall be applicable to each subsequent disposition of such Offered Shares by the Transferor until such rights lapse in accordance with the terms of this Agreement.

(iii)         The exercise or non-exercise of the rights of the Company or Preferred Holders or Founders/Founder Holding Entities under this Section 2 to purchase Offered Shares from a Transferor, or the Remaining Shares from a Transferor, or participate in the sale of the remaining Offered Shares by a Transferor, as the case may be, shall not adversely affect their rights to make subsequent purchases from the Transferor of Equity Securities or subsequently participate in sales of Equity Securities by the Transferor hereunder.

2.6          Limitations to Rights of First Refusal and Co-Sale.  Subject to the requirements of applicable Law, the restriction on transfers under Section 2.1, the right of first refusal of the Company under Section 2.2, the right of first refusal and right of co-sale of the Preferred Holders under Sections 2.3 and 2.4, and the right of co-sale of the Founders/Founder Holding Entities under Sections 2.4 shall not apply to (a) any Transfer of any Equity Securities of the Company now or hereafter held by a Founder or Founder Holding Entity to the Company in accordance with the Restricted Share Agreement or for the purpose to increase the number of the Equity Securities available for issuance to the employees under the Company’s employee share option plans or other incentive plan duly adopted by the Company in compliance with the Shareholders Agreement, (b) Transfer of any Equity Securities of the Company now or hereafter held by a Founder or his respective Founder Holding Entity to such Founder’s parents, children, spouse, or to a trustee, executor, or other fiduciary for the benefit of such Founder or such Founder’s parents, children, spouse for bona fide estate planning purposes, provided that to the extent any voting rights respecting the Equity Securities will be transferred to such transferee, then prior to the completion of the transfer, such transferee shall deliver to the Company a duly executed irrevocable proxy in favor of the applicable Founder Transferor appointing the applicable Founder Transferor as the attorney and proxy of the transferee to vote all Equity Securities transferred, and (c) Transfer of any Equity Securities of the Company now or hereafter held by a Founder or his respective Founder Holding Entity to one or more current employees of the Group Companies as incentive shares in accordance with the Company’s employee share option plans or other incentive plan (if applicable) duly adopted by the Company in compliance with the Shareholders Agreement (each such transferee pursuant to clause (b) and clause (c) above, a “Permitted Transferee”, and collectively, the “Permitted Transferees”); provided, that each such Permitted Transferee, shall execute a document in form and substance reasonably satisfactory to the holders of a majority of the Preferred Shares assuming the obligations of such Founder or Founding Holding Entity under this Agreement, the Restricted Share Agreement (if applicable), and the Shareholders Agreement as a Founder or Founder Holding Entity, with respect to the transferred Equity Securities; provided further, that the Transferor shall remain liable for any breach by such Permitted Transferee of any provision under this Agreement, the Restricted Share Agreement or the Shareholders Agreement.

2.7          Written Notice on Solicitation. Without prior written notice to the Company, none of the Preferred Holders shall solicit any Founder, Founder Holding Entity, Angel or Angel Holding Entity for the purpose of purchasing or acquiring any Equity Securities from such Founder, Founder Holding Entity, Angel or Angel Holding Entity.

3.             Transfers to Competitors.

None of the holders of any Equity Securities of the Company shall transfer or dispose of any Equity Securities or the interests in any Equity Securities, to any Person who is a Competitor or an Affiliate of such Competitor, unless approved in writing by the holders of at least 67% of the voting power of all outstanding Shares of the Company (voting together as a single class and calculated on an as-converted basis), which majority must include the written consent of holders of a majority of outstanding Preferred Shares (voting together as one class and on an as-converted basis) including holders of a majority of Series C Preferred Shares and the written consent of holders of a majority of outstanding Ordinary Shares (voting together as a single class and excluding the Ordinary Shares which the Preferred Shares are converted or convertible into). For purposes hereof, “Competitor” means any Person, who either on its/his/her own account or through any of its/his/her Affiliates, or in conjunction with or on behalf of any other Person, actively invests in any other corporate or entity which carries out any business that is similar to, or in competition with, the business of any Group Company currently conducted or proposed to be conducted, or is engaged directly or indirectly in any such business. In case of any disputes among the Parties with respect to whether a prospective transferee is a Competitor, the Board of the Company, with affirmative votes of at least six directors out of a Board composed of eight directors, shall have the authority to determine whether such transferee is a Competitor, provided that the Board shall make the determination in good faith (whose consent shall not be unreasonably withheld or delayed). Notwithstanding the foregoing, the Company shall be entitled to propose a list of competitor (the “List of Competitors”), which may be updated and modified by the Company from time to time to include additional Person. Upon the approval of the Board in good faith pursuant to the provisions hereof, which approval shall include the affirmative votes of at least six directors out of a Board composed of eight directors, any Person listed in such List of Competitors shall be duly deemed as a Competitor, which shall be binding to all of the parties hereof.

4.             Legend.

Each existing or replacement certificate for Equity Securities of the Company now owned or hereafter acquired by the Founders, the Founder Holding Entities and their permitted transferees shall bear the following legend:

“THE SALE, PLEDGE, HYPOTHECATION, ASSIGNMENT OR TRANSFER OF THESE SECURITIES IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN RESTRICTED SHARE AGREEMENT BY AND BETWEEN THE SHAREHOLDER, THE COMPANY AND CERTAIN HOLDERS OF SHARES OF THE COMPANY AND A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND BETWEEN THE SHAREHOLDER, THE COMPANY AND CERTAIN OTHER PARTIES THERETO.  COPIES OF SUCH AGREEMENTS MAY BE OBTAINED UPON WRITTEN REQUEST TO THE COMPANY.”

5.             Miscellaneous.

5.1          Termination. This Agreement shall terminate upon the closing of the IPO. If this Agreement terminates, the Parties shall be released from their obligations under this Agreement, except in respect of any obligation stated, explicitly or otherwise, to continue to exist after the termination of this Agreement, including Section 3. If any Party breaches this Agreement before the termination of this Agreement, it shall not be released from its obligations arising from such breach on termination.

5.2          Further Assurances.  Upon the terms and subject to the conditions herein, each of the Parties hereto agrees to use its reasonable best efforts to take or cause to be taken all action, to do or cause to be done, to execute such further instruments, and to assist and cooperate with the other Parties hereto in doing, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and, to the extent reasonably requested by another Party, to enforce rights and obligations pursuant hereto.

5.3          Assignments and Transfers; No Third Party Beneficiaries.  Except as otherwise provided herein, this Agreement and the rights and obligations of the Parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives, but shall not otherwise be for the benefit of any third party. Subject to Section 3, the rights of any Preferred Holder hereunder are assignable in connection with the transfer (subject to applicable Laws) of Equity Securities of the Company held by such Preferred Holder but only to the extent of such transfer, provided, however, that in either case no party may be assigned any of the foregoing rights unless the Company is given written notice by the assigning party stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned; and any such transferee shall execute and deliver to the Company and the other parties hereto a joinder agreement becoming a party hereto as an “Investor” and a “Preferred Holder” subject to the terms and conditions hereof. This Agreement and the rights and obligations of any Party hereunder shall not otherwise be assigned without the mutual written consent of the other Parties.

5.4          Governing Law. This Agreement shall be governed by and construed under the Laws of Hong Kong, without regard to principles of conflict of laws thereunder.

5.5          Dispute Resolution.

(i)            Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be referred to arbitration upon the demand of either party to the dispute with notice (the “Arbitration Notice”) to the other.

(ii)           The Dispute shall be settled by arbitration in Hong Kong by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Rules”) in force when the Arbitration Notice is submitted in accordance with the HKIAC Rules. There shall be one (1) arbitrator.  The HKIAC Council shall select the arbitrator, who shall be qualified to practice law in Hong Kong.

(iii)          The arbitral proceedings shall be conducted in English. To the extent that the HKIAC Rules are in conflict with the provisions of this Section 5.5, including the provisions concerning the appointment of the arbitrators, the provisions of this Section 5.5 shall prevail.

(iv)          Each party to the arbitration shall cooperate with each other party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other party in connection with such arbitral proceedings, subject only to any confidentiality obligations binding on such party.

(v)           The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(vi)          The arbitral tribunal shall decide any Dispute submitted by the parties to the arbitration strictly in accordance with the substantive Laws of Hong Kong, without regard to principles of conflict of laws thereunder, and shall not apply any other substantive Law.

(vii)         Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(viii)        During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

(ix)           The Parties to this Agreement agree to the consolidation of arbitrations under the Transaction Documents in accordance with the following:

(1)           In the event of two or more arbitrations having been commenced under any of the Transaction Documents, the tribunal in the arbitration first filed (the “Principal Tribunal”) may in its sole discretion, upon the application of any party to the arbitrations, order that the proceedings be consolidated before the Principal Tribunal if (A) there are issues of fact and/or law common to the arbitrations, (B) the interests of justice and efficiency would be served by such a consolidation, and (C) no prejudice would be caused to any party in any material respect as a result of such consolidation, whether through undue delay or otherwise. Such application shall be made as soon as practicable and the party making such application shall give notice to the other parties to the arbitrations.

(2)           The Principal Tribunal shall be empowered to (but shall not be obliged to) order at its discretion, after inviting written (and where desired oral) representations from the parties that all or any of such arbitrations shall be consolidated or heard together and/or that the arbitrations be heard immediately after another and shall establish a procedure accordingly. All Parties shall take such steps as are necessary to give effect and force to any orders of the Principal Tribunal.

(3)           If the Principal Tribunal makes an order for consolidation, it: (A) shall thereafter, to the exclusion of other arbitral tribunals, have jurisdiction to resolve all disputes forming part of the consolidation order; (B) shall order that notice of the consolidation order and its effect be given immediately to any arbitrators already appointed in relation to the disputes that were consolidated under the consolidation order; and (C) may also give such directions as it considers appropriate (x) to give effect to the consolidation and make provision for any costs which may result from it (including costs in any arbitration rendered functus officio under this Section 5.5); and (y) to ensure the proper organization of the arbitration proceedings and that all the issues between the parties are properly formulated and resolved.

(4)           Upon the making of the consolidation order, any appointment of arbitrators relating to arbitrations that have been consolidated by the Principal Tribunal (except for the appointment of the arbitrators of the Principal Tribunal itself) shall for all purposes cease to have effect and such arbitrators are deemed to be functus officio, on and from the date of the consolidation order.  Such cessation is without prejudice to (A) the validity of any acts done or orders made by such arbitrators before termination, (B) such arbitrators’ entitlement to be paid their proper fees and disbursements and (C) the date when any claim or defence was raised for the purpose of applying any limitation period or any like rule or provision.

(5)           The Parties hereby waive any objections they may have as to the validity and/or enforcement of any arbitral awards made by the Principal Tribunal following the consolidation of disputes or arbitral proceedings in accordance with this Section 5.5 where such objections are based solely on the fact that consolidation of the same has occurred.

5.6          Notices.  Any notice required or permitted pursuant to this Agreement shall be given in writing and shall be given either personally or by sending it by next-day or second-day courier service, fax, electronic mail or similar means to the address of the relevant Party as shown on Schedule C attached to the Shareholders Agreement (or at such other address as such Party may designate by fifteen (15) days’ advance written notice to the other Parties to this Agreement given in accordance with this Section 5.6). Where a notice is sent by next-day or second-day courier service, service of the notice shall be deemed to be effected by properly addressing, pre-paying and sending by next-day or second-day service through an internationally-recognized courier a letter containing the notice, with a written confirmation of delivery, and to have been effected at the earlier of (i) delivery (or when delivery is refused) and (ii) expiration of two (2) Business Days after the letter containing the same is sent as aforesaid. Where a notice is sent by fax or electronic mail, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization, with a written confirmation of delivery, and to have been effected on the day the same is sent as aforesaid, if such day is a Business Day and if sent during normal business hours of the recipient, otherwise the next Business Day. Notwithstanding the foregoing, to the extent a “with a copy to” address is designated, notice must also be given to such address in the manner above for such notice, request, consent or other communication hereunder to be effective.

5.7          Expenses.  If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing Party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled.

5.8          Rights Cumulative.  Each and all of the various rights, powers and remedies of a Party hereto will be considered to be cumulative with and in addition to any other rights, powers and remedies which such Party may have at Law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy will neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such Party. Without limiting the foregoing, the Parties hereto acknowledge and agree irreparable harm may occur for which money damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.

5.9          Severability.  In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. If, however, any provision of this Agreement shall be invalid, illegal, or unenforceable under any such applicable Law in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such Law, or, if for any reason it is not deemed so modified, it shall be invalid, illegal, or unenforceable only to the extent of such invalidity, illegality, or limitation on enforceability without affecting the remaining provisions of this Agreement, or the validity, legality, or enforceability of such provision in any other jurisdiction.

5.10        Amendments and Waivers.  Any provision in this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only by the written consent of (i) as to the Company, only by the Company; (ii) as to the Preferred Holders, the holders of a majority of the Ordinary Shares held by all holders of Preferred Shares (including Preferred Shares on an as-converted to Ordinary Share basis) including holders of a majority of the voting power of Series C Preferred Shares, except that any such amendment or waiver that treats a Preferred Holder in a materially adverse manner than the other Preferred Holders in their capacity as such shall require the consent of such adversely affected holder; and (iii) as to the Principals, by persons or entities holding at least a majority of the Ordinary Shares held by them. Notwithstanding the foregoing, any Party may waive the observance as to such Party of any provision of this Agreement (either generally or in a particular instance and either retroactively or prospectively) by an instrument in writing signed by such Party without obtaining the consent of any other Party. Any amendment or waiver effected in accordance with this Section 5.10 shall be binding upon all the Parties hereto.

5.11        No Waiver.  Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof will not be deemed a waiver of such term, covenant, or condition, nor will any waiver or relinquishment of, or failure to insist upon strict compliance with, any right, power or remedy hereunder at any one or more times be deemed a waiver or relinquishment of such right, power or remedy at any other time or times.

5.12        Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

5.13        No Presumption.  The Parties acknowledge that any applicable Law that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it has no application and is expressly waived. If any claim is made by a Party relating to any conflict, omission or ambiguity in the provisions of this Agreement, no presumption or burden of proof or persuasion will be implied because this Agreement was prepared by or at the request of any Party or its counsel.

5.14        Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Facsimile and e-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Agreement.

5.15        Entire Agreement.  This Agreement together with the other instruments and agreements referenced herein constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.  For the avoidance of doubt, the Parties hereby agree and acknowledge that the Founders and the Founder Holding Entities are subject to further, additional restrictions under the terms of the Restricted Share Agreement.

5.16        Control.  In the event of any conflict or inconsistency between any of the terms of this Agreement and any of the terms of any of the Charter Documents for any of the Group Companies, or in the event of any dispute related to any such Charter Document, the terms of this Agreement shall prevail in all respects, the Parties shall give full effect to and act in accordance with the provisions of this Agreement over the provisions of the Charter Documents, and the Parties hereto shall exercise all voting and other rights and powers (including to procure any required alteration to such Charter Documents to resolve such conflict or inconsistency) to make the provisions of this Agreement effective, and not to take any actions that impair any provisions in this Agreement.

5.17        Aggregation of Shares.  All Shares held or acquired by any Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

5.18        Adjustments for Share Splits, Etc.  Wherever in this Agreement there is a reference to a specific number of Shares of the Company, then, upon the occurrence of any subdivision, combination or share dividend of the relevant class or series of the Shares, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of Shares by such subdivision, combination or share dividend.

5.19        GSR Seal.  Notwithstanding anything to the contrary contained herein, this Agreement shall not come into effect unless the signature page of GSR Ventures III, L.P. is accompanied by its seal or chop.

5.20        Use of English Language.  This Agreement has been executed and delivered in the English language. Any translation of this Agreement into another language shall have no interpretive effect. All documents or notices to be delivered pursuant to or in connection with this Agreement shall be in the English language or, if any such document or notice is not in the English language, accompanied by an English translation thereof, and the English language version of any such document or notice shall control for purposes thereof.

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IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written. GROUP COMPANIES: LIGHTINTHEBOX HOLDING CO., LTD. By: Name: Quji Guo Title: Director ROFR & Co-Sale Agreement

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written. FOUNDERS: /s/ GUO QUJI GUO QUJI ZHANG LIANG WEN XIN FOUNDER HOLDING ENTITIES: WINCORE HOLDINGS LIMITED By: /s/ Guo Quji Name: Guo Quji Title: Director VITZ HOLDINGS LIMITED By: Name: Wen Xin Title: Director CLINET INVESTMENTS LIMITED By: Name: Zhang Liang Title: Director ROFR & Co-Sale Agreement

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written. FOUNDERS: GUO QUJI ZHANG LIANG WEN XIN FOUNDER HOLDING ENTITIES: WINCORE HOLDINGS LIMITED By: Name: Guo Quji Title: Director VITZ HOLDINGS LIMITED By: Name: Wen Xin Title: Director CLINET INVESTMENTS LIMITED By: /s/ Zhang Liang Name: Zhang Liang Title: Director ROFR & Co-Sale Agreement

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written. FOUNDERS: GUO QUJI ZHANG LIANG WEN XIN FOUNDER HOLDING ENTITIES: WINCORE HOLDINGS LIMITED By: Name: Guo Quji Title: Director VITZ HOLDINGS LIMITED By: /s/ Wen Xin Name: Wen Xin Title: Director CLINET INVESTMENTS LIMITED By: Name: Zhang Liang Title: Director ROFR & Co-Sale Agreement

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written. ANGELS: /s/ XU XIAOPING XU XIAOPING CHIT JEREMY CHAU LIU JUN ANGEL HOLDING ENTITIES: FOCUS CHINA HOLDINGS LIMITED By: Name: Xu Xiaoping Title: Director KINGMAX HOLDINGS GROUP LIMITED By: Name: Chit Jeremy Chau Title: Director FULLTREND HOLDINGS LIMITED By: Name: Liu Jun Title: Director ROFR & Co-Sale Agreement

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written. ANGELS: XU XIAOPING CHIT JEREMY CHAU LIU JUN ANGEL HOLDING ENTITIES: FOCUS CHINA HOLDINGS LIMITED By: Name: Xu Xiaoping Title: Director KINGMAX HOLDINGS GROUP LIMITED By: Name: Chit Jeremy Chau Title: Director FULLTREND HOLDINGS LIMITED By: Name: Liu Jun Title: Director ROFR & Co-Sale Agreement

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written. ANGELS: XU XIAOPING CHIT JEREMY CHAU LIU JUN ANGEL HOLDING ENTITIES: FOCUS CHINA HOLDINGS LIMITED By: Name: Xu Xiaoping Title: Director KINGMAX HOLDINGS GROUP LIMITED By: Name: Chit Jeremy Chau Title: Director FULLTREND HOLDINGS LIMITED By: Name: Liu Jun Title: Director ROFR & Co-Sale Agreement

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written. INVESTORS: CEYUAN VENTURES II, L.P. By: Ceyuan Ventures Management II, LLC Its: General Partner By: Executive Managing Director CEYUAN VENTURES ADVISORS FUND II, LLC By: Name: Title: ROFR & Co-Sale Agreement

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written. INVESTORS: GSR Ventures III, L.P. By: GSR Partners III, L.P. Its General Partner By: GSR Partners III, Ltd. Its General Partner By: Authorized Signatory Banean Holdings Ltd By: Authorized Signatory Address: 101 University Ave, 4th Floor Palo Alto, CA 94301 Tel: +1-650-331-7300 Fax: +1-650-331-7301 Attention: Richard Lim ROFR & Co-Sale Agreement

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written. INVESTORS: GSR Ventures III, L.P. By: GSR Partners III, L.P. Its General Partner By: GSR Partners III, Ltd. Its General Partner By: Authorized Signatory Banean Holdings Ltd By: Authorized Signatory Address: 101 University Ave, 4th Floor Palo Alto, CA 94301 Tel: +1-650-331-7300 Fax: +1-650-331-7301 Attention: Richard Lim ROFR & Co-Sale Agreement

IN WITNESS WHEREOF, the parties hereto have caused their respective duly authorized representatives to execute this Agreement as of the date and year first above written. INVESTORS: Trustbridge Partners III, L.P. BY: TB Partners GP3, L.P. BY: TB Partners GP LIMITED Its general partner By: Name: ROFR & Co-Sale Agreement

SCHEDULE A-1

List of Founders and Founder’s Holding Entities

Founder	Founder’s PRC Identification Card Number	Founder’s Holding Entity
Mr. Guo Quji (郭去疾), a PRC citizen	510105197509100012	Wincore Holdings Limited
Mr. Zhang Liang (张良), a PRC citizen	610302197610292034	Clinet Investments Limited
Mr. Wen Xin (文心), a PRC citizen	440301198004202314	Vitz Holdings Limited

SCHEDULE A-2

List of Angels and Angel’s Holding Entities

Angel	PRC Identification Card Number or Passport Number	Angel’s Holding Entity
Mr. Xu Xiaoping (徐小平), a Canadian citizen	BA487004	Focus China Holdings Limited
Mr. Chit Jeremy Chau, a Hong Kong permanent resident	HA0668315	Kingmax Holdings Group Limited
Mr. Liu Jun (刘俊), a PRC citizen	310109197206254418	Fulltrend Holdings Limited